Mail Stop 3561

January 19, 2007

Michael J. McClane, Chief Financial Officer
U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, CA 90746

>   **Re: U.S. Auto Parts Network, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 10, 2007**
>   **File No. 333-138379**

Dear Mr. McClane:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Compensation Discussion and Analysis, page 75

1. In the discussion of incentive cash bonuses, you indicate that they are awarded based on an executive's contribution to achieving business objectives. You state that the awards are based on a subjective evaluation of each executive's contribution towards achieving the business objectives, but it is unclear whether

the business objectives are based on obtaining certain objective financial results or whether that is a subjective determination. If the business objectives are quantified, please specify those business objectives. See Item 402 (b)(2)(v) of Regulation S-K.

2. Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

3. If true, please clarify that the compensation committee has not formalized any procedures regarding grants of stock options. Otherwise, please specify the factors that will be considered in making stock option grants.

Note 14. Subsequent Events (Unaudited), page F-35

4. We note the reverse stock split which occurred in January 2007 is unaudited; however, the earnings per share and share data disclosed in the balance sheet, statements of income, statements of stockholders' equity and Note 7 Net Income per Share appear to be covered by the accountants' report. Please advise us of the basis for determining that the stock split for which retroactive restatement of the financial statements was required showing the significant changes to earnings per share and share data was disclosure not necessary to fairly present the financial position and operating results on which the accountants' were reporting. Alternatively, please revise to indicate that the reverse stock split is covered by the auditor's report. Reference is made to AU Section 530.

Exhibit 5.1

5. The legal opinion refers to the "Delaware General Corporation Law." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

***

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Brian McAllister, Accountant, at (202) 551-3341 or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ellen S. Bancroft, Esq.
       FAX (949) 932-3601